DC

No Act
P.E. 1-4-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07047215

March 12, 2007

Elliott V. Stein
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/12/2007

Re: MeadWestvaco Corporation
Incoming letter dated December 29, 2006

Dear Mr. Stein:

This is in response to your letters dated December 29, 2006, January 4, 2007, and January 10, 2007 concerning the shareholder proposal submitted to MeadWestvaco by William Steiner. We also have received letters on the proponent's behalf dated January 2, 2007, January 5, 2007, and January 11, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
MAR 1 5 2007
1086

Sincerely,

David Lynn
Chief Counsel

PROCESSED
APR 0 2 2007
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

January 4, 2007

BY EMAIL TO cfletters@sec.gov
WITH COPIES BY COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: MeadWestvaco Corporation
Securities Exchange Act of 1934; Rule 14a-8

Ladies and Gentlemen:

This letter is submitted on behalf of our client, MeadWestvaco Corporation (the "Company"), in response to the January 2, 2007 letter from John Chevedden (a copy of which is attached hereto as Annex A) on behalf of William Steiner (the "Proponent") to the Securities and Exchange Commission (the "Commission") regarding a shareholder proposal and supporting statement (the "Proposal") submitted by the Proponent for inclusion in the Company's proxy materials for its 2007 Annual Meeting of Stockholders.

On December 29, 2006, we submitted a letter (the "Request Letter") (a copy of which is attached hereto as Annex B) on behalf of the Company to request confirmation from the Staff of the Division of Corporation Finance of the Commission (the "Staff") that it would not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its 2007 Proxy Materials pursuant to Exchange Act Rules 14a-8(b) and 14a-8(f). Mr. Chevedden's letter is apparently the Proponent's response to the Request Letter.

We are submitting this letter to respond to Mr. Chevedden's aspersion that the Company "misrepresented" the *Clear Channel Communications, Inc.* (February 9, 2006) no-action letter in the Request Letter. According to Mr. Chevedden, "the Clear Channel case said that the broker letter defect was curable." This is a half-truth. In *Clear Channel Communications*, the Staff concurred that the letter submitted by the proponent from Piper Jaffray did not satisfy the requirements of Rule 14a-8(b). While the Staff did provide the proponent an additional seven calendar days to submit appropriate proof, the Staff did so only because the letter sent to the proponent on behalf of Clear Channel did not meet the requirements of Staff Legal Bulletin 14B of September 15, 2004. In particular, the Staff stated:

> While it appears that the proponent provided some indication that it owned shares, it appears that it has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $2,000, or 1% in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, that *Clear Channel failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in Clear Channel's request for additional information from the proponent. Accordingly*, unless the proponent provides Clear Channel with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Clear Channel omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). (Emphasis added.)

As we noted in the Request Letter, the Company letter sent to Mr. Chevedden and the Proponent, requesting proof that the Proponent's stockholdings satisfy the requirements of Rule 14a-8(b), complied in all respects with Section C of Staff Legal Bulletin 14B. Consequently, we believe that the Proposal is excludable due to the Proponent's failure to provide appropriate documentary support within the period set fort in Rule 14a-8(f).

For the Staff's convenience, a copy of *Clear Channel Communications* is included with this letter as Annex C.

If the Staff needs additional information, including with respect to Mr. Chevedden's letter, please do not hesitate to contact the undersigned at (212) 403-1228 or via fax at (212) 403-2228.

Very truly yours,

Elliott V. Stein

Attachments

cc: William Steiner
John Chevedden

ANNEX A

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 2, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

MeadWestvaco Corporation (MWV)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Poison Pill
William Steiner

Ladies and Gentlemen:

This is an initial response to the company December 29, 2006 no action request.

The company included as evidence a copy of a broker letter which it received
on November 14, 2006. In the month-and-a-half from November 14, 2006 until the December 29, 2006 no action request the company expressed no dissatisfaction with this broker letter. The company even had the broker letter within one-day of its November 13, 2006 request for the broker letter.

It has been a frequent practice that if a company has a question on a detail
about the broker letter, that to save the trouble of a no action request, a company will normally contact the shareholder to clear up the detail.

In this case the company was apparently in a rush to file a no action request without contacting the shareholder first to clear up any minor detail.

It also appears that the company has misrepresented its primary precedent, Clear Channel Communications, Inc. (February 9, 2006). The below information shows that the Clear Channel case said that a broker letter defect was curable and following this notice the defect was in fact cured and the proposal was on the 2006 Clear Channel ballot to be voted.

Clear Channel Communications, Inc.
WSB No.: 0221200623
Public Availability Date: Thursday, February 9, 2006
Abstract:
...A shareholder proposal, which relates to political contributions, may be omitted from the company's proxy material under rule 14a-8(a)(f) unless the proponent provides the company within seven calendar days after receiving the company's request with documentary support of ownership as required by rule 14a-8(b).

From the Clear Channel 2006 ballot:
[3]CLEAR CHANNEL COMMUNICATIONS, INC.
Proxy Solicited on Behalf of the Board of Directors for the Annual Meeting of Shareholders to be held April 26, 2006 Š
[3]3. Approval and adoption of the shareholder proposal regarding Corporate Political Contributions.[2]

For mutual convenience this response is sent to the company in non-PDF format. It is respectfully requested that if the company, or its representative, has further correspondence with the Office of Chief Counsel in this matter, that this correspondence likewise be emailed to the undersigned in non-PDF format.

For the above reasons it is respectfully requested that concurrence not be granted to the company. And if necessary an opportunity be granted to cure any defect in the broker letter as in Clear Channel Communications, Inc. (February 9, 2006). It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner
"John J. Carrara" <john.carrara@meadwestvaco.com>

ANNEX B

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

December 29, 2006

BY EMAIL TO cfletters@sec.gov
WITH COPIES BY COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: MeadWestvaco Corporation
Securities Exchange Act of 1934; Rule 14a-8

Ladies and Gentlemen:

This letter is submitted on behalf of MeadWestvaco Corporation (the "Company"), a Delaware corporation, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company received a letter from William Steiner (the "Proponent") requesting that the Company include a shareholder proposal (the "Proposal") in the Company's 2007 proxy statement. A copy of the Proponent's letter and the Proposal is attached hereto as Exhibit A.

The Proposal requests that the Company's Board of Directors "take the steps to redeem the [Company's] poison pill or subject it to a shareholder vote."

This letter sets forth the reasons for the Company's belief that it may omit the Proposal from the proxy statement and form of proxy (collectively, the "Proxy Materials") relating to the Company's 2007 annual meeting of shareholders pursuant to Exchange Act Rules 14a-8(b) and 14a-8(f). Pursuant to Exchange Act Rule 14a-8(j)(2), enclosed are six (6) copies of this letter, including exhibits. By copy of this letter, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

The Company intends to file its definitive 2007 Proxy Materials with the Securities and Exchange Commission (the "Commission") on or about March 19, 2007. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company files its definitive Proxy Materials with the Commission.

Discussion

The Proposal may be properly omitted in accordance with Rules 14a-8(b) and 14a-8(f) because the Proponent has failed to provide the Company, within the period set forth in Rule 14a-8(f), adequate verification that the Proponent satisfies the eligibility requirements of Rule l4a-8(b).

Rule 14a-8(b)(1) requires, among other things, that, in order to be eligible to submit the Proposal, the Proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" prior to the date on which the Proponent submitted the Proposal. The Proponent's letter stated that the continuous ownership requirements of Rule 14a-8 have been met by the Proponent. However, the Proponent's letter did not enclose proof of such ownership.

According to the Company's records, the Proponent is not a record owner of the Company's voting stock. Therefore, in accordance with Rule 14a-8(f), on November 13, 2006, four calendar days after the Company's receipt of the Proposal on November 9, 2006, the Company sent a letter (the "Company Letter") via overnight courier and, as requested by Proponent, via email to Mr. John Chevedden (the Proponent's designated proxy to receive all communications from the Company), with a copy to the Proponent, requesting proof that the Proponent's stockholdings satisfy the requirements of Rule 14a-8(b). The Company Letter complied with the requirements of Section C of Staff Legal Bulletin 14B of September 15, 2004. In particular, the Company Letter (i) notified Mr. Chevedden that, because the Proponent was not a record holder of the Company's stock, the Proponent was required to submit "a written statement from the 'record' holder of his securities" that the Proponent beneficially owned, or a Schedule 13D, Schedule 13G, Form 3 and/or Form 5, verifying the Proponent's continuous ownership of the Company's shares during the one-year period prior to the date on which he submitted the Proposal; (ii) included a copy of Rule 14a-8 and (iii) stated that the required documentation was required to be submitted to the Company within 14 calendar days of the date of receipt of the Company Letter. A copy of the Company Letter is attached hereto as Exhibit B.

In response to the Company Letter, on November 14, 2006, the Company received a facsimile copy of a letter from "DJF Discount Brokers" (a copy of which is attached hereto as Exhibit C) which stated: "As introducing broker for the account of William Steiner . . . held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 4200 shares" for at least one year prior to the date the Proposal was submitted to the Company. For the reasons discussed below, the DJF letter does not satisfy the Proponent's obligation under Rule 14a-8(b)(2)(i) and the Proposal is thus excludable pursuant to Rule 14a-8(f)(1).

As an initial matter, no entity named "DJF Discount Brokers" appears to be registered as a broker-dealer in the NASD's database. The NASD database does indicate, however, that a company by the name of "R & R Planning Group LTD," having the same address listed on the DJF letter, had a prior business name "DJF Discount Brokers."

The DJF letter makes clear that DJF Discount Brokers/R & R Planning Group LTD is serving only as an introducing broker. Therefore, DJF does not—and could not under the applicable broker-dealer regulations—have custody of the Proponent's securities. The actual shares, according to the DJF letter, are purportedly being held by National Financial Services Corp. as custodian. While we do not know whether National Financial Services Corp. actually holds any such shares directly or in an account at The Depository Trust Company, had the Proponent submitted a letter from National Financial Services Corp., as the clearing broker-dealer, the Company would have considered such a letter from the custodian of the securities as adequate proof of ownership. *See, e.g., Dillard Department Stores, Inc.* (March 4, 1999).

In no sense is DJF, in its capacity as an introducing broker, a "record" holder as specified in Rule 14a-8(b)(2)(i), even giving the term "record holder" a broader meaning than it has under corporate law. To be a record holder in the sense of the Rule, we believe that custody of the securities, either directly or through an affiliate, would be necessary. For example, a letter from National Financial Services Corp. confirming that the Proponent satisfied the eligibility requirements of the Rule would have been sufficient even if custody of the securities was held by some affiliate of National Financial Services Corp. and even if the technical record holder (in the corporate law sense) was CEDE & Co. or some other affiliate of The Depository Trust Company. However, because neither DJF nor any affiliate of DJF has custody of the securities, DJF does not have a sufficient nexus with the securities to reliably certify that the eligibility requirements have been met.

Custody of the securities is essential to the reliability of any certification provided on behalf of a beneficial owner. The Company has no knowledge of what kind of relationship exists between DJF and National Financial Services Corp. Indeed, without receiving a letter from National Financial Services Corp., the Company could not corroborate whether or not the Proponent bypassed the introducing broker and contacted National Financial Services Corp. directly or through another broker or otherwise and caused his shares to be sold. The Company has no way of confirming that such a transaction could not take place. The Proponent should simply have arranged for confirmation to be supplied by the "record holder" as stated in the Rule and in the Company Letter.

In addition, Section C(1)(c)(1) of Staff Legal Bulletin No.14 dated July 13, 2001 provides that a written statement from a shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year is insufficient evidence of ownership, unless the investment adviser is also the record holder of the shares in question. This illustrates the Staff's recognition that a relationship that does not include custody of the securities is not sufficient as a basis for certification of ownership. R & R Planning Group/DJF Discount Brokers is an investment advisor that is registered with the Commission. R & R Planning Group/DJF Discount Brokers is not a record owner of the shares in question. Therefore, the DJF letter does not provide sufficient evidence of beneficial ownership. The Staff has recently permitted omission of a shareholder proposal in substantially similar circumstances in *Clear Channel Communications* (February 9, 2006). The proponent in *Clear Channel Communications* submitted a letter from Piper Jaffrey, a broker-dealer and investment advisor, that the proponent was the beneficial owner of shares held by U.S. Trust in street name. In response, the company, in *Clear Channel Communications*, argued that the proposal could be omitted because Piper Jaffray was also an investment advisor and, as such, could not verify ownership under Rule 14a-8 unless it was also the record owner of the shares in question. The Staff concurred, stating: "While it appears that the proponent provided some indication that it owned shares, it appears that it has not provided a statement from the record holder . . . ." That is precisely the situation of the present case.

For the foregoing reasons, the Proponent has not provided, within the period set forth in Rule 14a-8(f), adequate verification that the Proponent satisfies the eligibility requirements of Rule 14a-8(b).

Conclusion

We respectfully submit, for the foregoing reasons, that the Proposal may be omitted in accordance with Rules 14a-8(b) and 14a-8(f). We respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is omitted in its entirety from the Company's 2007 Proxy Materials. Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If you have any questions regarding this request or require additional information, please contact the undersigned at (212) 403-1228 or fax (212) 403-2228.

Very truly yours,

Elliott V. Stein

cc: William Steiner
John Chevedden

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. John A. Luke
MeadWestvaco Corporation (MWV)
1 High Ridge Park
Stamford, CT 06905

Rule 14a-8 Proposal

Dear Mr. Luke,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p (at) earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

William Steiner

William Steiner

10/12/06
Date

cc: Wendell L. Willkie, II
Corporate Secretary
PH: 203-461-7400
FX: 203-461-7587
Fax: 203 461-7468
Fax: 203-461-7401

[Rule 14a-8 Proposal, November 9, 2006]

3 – Redeem the Poison Pill

RESOLVED: Shareholders request that our Board take the steps to redeem the poison pill or subject it to a shareholder vote. Currently our management is protected by a poison pill that triggers at a 15% threshold. A poison pill has the potential to give our directors increased job security if our stock price declines significantly due to our directors' poor performance.

William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsors this proposal.

"Poison pills .... prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well."

Morningstar.com, Aug. 15, 2003

This topic won a 52% yes-vote average at 12 major companies in 2006. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic. On a positive note our board adopted annual election of each director. However it will not be fully implemented until 2009.

It is important to take a step forward and support this one proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- We had no Independent Chairman and not even a Lead Director – Independent oversight concern.
- Plus our Chairman/CEO, Mr. Luke, served on two boards rated D by The Corporate Library (TCL) http://www.thecorporatelibrary.com/ an independent investment research firm:
  1) Bank of New York (BK)
  2) Timken (TKR)
- Other directors served on boards rated D by The Corporate Library:

1) Mr. Kelson	PNC Financial (PNC)	D-rated
2) Mr. Kilts	MetLife (MET)	D-rated
3) Mr. Krol	Ace Limited (ACE)	D-rated
	Tyco International (TYC)	D-rated

- Additionally Mr. Krol was designated as a "Problem Director" by The Corporate Library due to his involvement with the board of Armstrong Holdings, which with at least two subsidiaries, filed for Chapter 11 Bankruptcy.

- We had to marshal an awesome 75% shareholder vote to make certain key changes – Entrenchment concern.
- Cumulative voting was not allowed.
- Five directors were active CEOs – Over-commitment and independence concerns.
- No shareholder right to act by written consent.

• No shareholder right to call a special meeting.

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes:

Redeem the Poison Pill
Yes on 3

Notes:

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

MeadWestvaco Corporation
World Headquarters
One High Ridge Park
Stamford, CT 06905

tel 203 461 7517
fax 203 461 7589

MeadWestvaco

John J. Carrara
Associate General Counsel and
Assistant Secretary

November 13, 2006

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
(310) 371-7872
olmsted7p@earthlink.net

Dear Mr. Chevedden:

A letter and stockholder proposal from William Steiner addressed to Mr. John A. Luke was faxed to our offices on November 9, 2006. In his letter, Mr. Steiner appointed you and/or your designee to act on his behalf for shareholder matters, including with respect to his stockholder proposal, and requested that all future communication regarding such matters be made to you.

Pursuant to Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for consideration at MeadWestvaco's 2007 Annual Meeting, Mr. Steiner must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal was submitted. In addition, Mr. Steiner must also continue to hold such securities through the date of the meeting.

Following receipt of the proposal, we searched our shareholder records, but were unable to find Mr. Steiner listed as a record holder of MeadWestvaco stock. We are therefore now requesting from you proof of Mr. Steiner's stockholdings, as required by Rule 14a-8. A copy of the applicable SEC provision is also enclosed with this letter.

If Mr. Steiner is a MeadWestvaco stockholder of record, we apologize for not locating him in our own records. In such case, we will need for you to advise us precisely how the MeadWestvaco shares are listed on our records. If Mr. Steiner is not a registered stockholder, you must prove his eligibility to the company in one of two ways. The first way is to submit to the company a written statement from the "record" holder of his securities (usually a broker or bank) verifying that, at the time he submitted the proposal, he continuously held the securities for at least one year. The second way to prove ownership applies only if he has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with the SEC (or amendments to those documents or updated forms), reflecting his ownership of the shares as of or before the date on which the one-year eligibility period begins. If Mr. Steiner has filed one of these documents with the SEC, you may demonstrate his eligibility by submitting to the company (i) a copy of the schedule and/or form, and any subsequent amendments, reporting a change in his ownership level and (ii) his written statement that he continuously held the required number of shares for the one-year period as of the date of the statement.

Please note that all of the required documentation set forth in this letter must be sent directly to my attention within 14 calendar days of the date you receive this request, and that the Company reserves the right to omit the proposal under the applicable provisions of Regulation 14A.

Very truly yours,

Enclosure

cc: William Steiner
112 Abbotsford Gate
Piermont, NY 10968

LEXSTAT 17 CFR 240.14A-8

LEXISNEXIS' CODE OF FEDERAL REGULATIONS

*** THIS SECTION IS CURRENT THROUGH THE NOVEMBER 2, 2006 ISSUE OF ***
*** THE FEDERAL REGISTER ***

TITLE 17 -- COMMODITY AND SECURITIES EXCHANGES
CHAPTER II -- SECURITIES AND EXCHANGE COMMISSION
PART 240 -- GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934
SUBPART A -- RULES AND REGULATIONS UNDER THE SECURITIES EXCHANGE ACT OF 1934
REGULATION 14A: SOLICITATIONS OF PROXIES

Go to the CFR Archive Directory

17 CFR 240.14a-8

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $ 2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to

shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should

promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

HISTORY: *[48 FR 38222,* Aug. 23, 1983, as amended at *50 FR 48181,* Nov. 22, 1985; *51 FR 42062,* Nov. 20, 1986; *52 FR 21936,* June 10, 1987; *52 FR 48983,* Dec. 29, 1987; *63 FR 29106, 29119,* May 28, 1998, as corrected at *63 FR 50622, 50623,* Sept. 22, 1998]

AUTHORITY: (Secs. 14(a) and 23(a), 48 Stat. 895 and 901; sec. 12(e) and 20(a), 49 Stat. 823 and 833; sec. 20(a) and 38(a), 54 Stat. 822 and 841; *15 U.S.C. 78n*(a); 78w(a), 79(e), 79t(a), 80a-20(a), 80a-37(a))

NOTES: [EFFECTIVE DATE NOTE: *63 FR 29106, 29119,* May 28, 1998, revised this section, effective June 29, 1998.]

NOTES APPLICABLE TO ENTIRE PART:
EDITORIAL NOTE: For nomenclature changes to this part, see *57 FR 36501,* Aug. 13, 1992, and 57 47409, Oct. 16, 1992.
[PUBLISHER'S NOTE: For Federal Registration citations concerning Part 240 Extension of phase-in period, see *57 FR 28781 (1992); 58 FR 36866 (1993); 59 FR 42448 (1994); 61 FR 30396,* June 14, 1996; *62 FR 6468, 6469,* Feb. 12, 1997]
In § § 240.0-1 to 240.24b-3, the numbers to the right of the decimal point correspond with the respective rule numbers of the rules and regulations under the Securities Exchange Act of 1934.
ATTENTION ELECTRONIC FILERS
THIS REGULATION SHOULD BE READ IN CONJUNCTION WITH REGULATION S-T (PART 232 OF THIS CHAPTER), WHICH GOVERNS THE PREPARATION AND SUBMISSION OF DOCUMENTS IN ELECTRONIC FORMAT. MANY PROVISIONS RELATING TO THE PREPARATION AND SUBMISSION OF DOCUMENTS IN PAPER FORMAT CONTAINED IN THIS REGULATION ARE SUPERSEDED BY THE PROVISIONS OF REGULATION S-T FOR DOCUMENTS REQUIRED TO BE FILED IN ELECTRONIC FORMAT.

NOTES APPLICABLE TO ENTIRE UDHEAD:
ATTENTION ELECTRONIC FILERS: THIS REGULATION SHOULD BE READ IN CONJUNCTION WITH REGULATION S-T (PART 232 OF THIS CHAPTER), WHICH GOVERNS THE PREPARATION AND SUBMISSION OF DOCUMENTS IN ELECTRONIC FORMAT. MANY PROVISIONS RELATING TO THE PREPARATION AND SUBMISSION OF DOCUMENTS IN PAPER FORMAT CONTAINED IN THIS REGULATION ARE SUPERSEDED BY THE PROVISIONS OF REGULATION S-T FOR DOCUMENTS REQUIRED TO BE FILED IN ELECTRONIC FORMAT.

2755 words

DJF

DISCOUNT BROKERS

Date: 14 November 2006

To whom it may concern:

As introducing broker for the account of William Steiner account number AHS-000736, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 4200 shares of Meadwestvaco Corp; having held at least two thousand dollars worth of the above mentioned security since the following date: 8/24/1998, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-14-06 # of pages ▶
To John Carrara	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 203-461-7581	Fax #

7587

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

ANNEX C

DIVISION OF
CORPORATION FINANCE

February 9, 2006

PUBLIC REFERENCE COPY

Will Liebmann
Akin Gump Strauss Hauer & Feld LLP
300 Convent Street
Suite 1500
San Antonio, TX 78205-3732

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/9/2006

Re: Clear Channel Communications, Inc.
Incoming letter dated December 23, 2005

Dear Mr. Liebmann:

This is in response to your letters dated December 23, 2005 and January 30, 2006 concerning the shareholder proposal submitted to Clear Channel by the Educational Foundation of America. We also have received a letter on the proponent's behalf dated January 17, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: As You Sow
c/o Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

February 9, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Clear Channel Communications, Inc.
Incoming letter dated December 23, 2005

The proposal relates to political contributions.

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. While it appears that the proponent provided some indication that it owned shares, it appears that it has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $2,000, or 1% in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, that Clear Channel failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in Clear Channel's request for additional information from the proponent. Accordingly, unless the proponent provides Clear Channel with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Clear Channel omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Ted Yu
Special Counsel

AKIN GUMP
STRAUSS HAUER & FELD LLP
Attorneys at Law

WILL LIEBMANN
210.281.7076/fax: 210.224.2035

PUBLIC REFERENCE COPY

December 23, 2005

Via Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Clear Channel Communications, Inc.
Shareholder Proposal Submitted by the As You Sow Foundation
Securities and Exchange Commission ("*SEC*") No Action Request

Ladies and Gentlemen:

We are special counsel to Clear Channel Communications, Inc., a Texas corporation (the "***Company***"). Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), we hereby give notice that the Company intends to omit from the proxy statement and form of proxy for the Company's 2006 annual meeting of shareholders (together, the "***Proxy Materials***") the proposal (the "***Proposal***") received by the Company from Conrad R. MacKerron, Director of Corporate Responsibility Program, As You Sow Foundation (the "***Foundation***") on November 23, 2005. Copies of the Proposal with its accompanying cover letter and related letter from Piper Jaffray, all dated November 23, 2005, are attached hereto as Exhibit A.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we hereby respectfully request that the Staff confirm that no enforcement action will be recommended against the Company if the Proposal is omitted from the Proxy Materials. Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachments. A copy of this letter and its attachments are being mailed on this date to the Foundation in accordance with Rule 14a-8(j), informing the Foundation of the Company's intention to omit the Proposal from the Proxy Materials. The Company intends to begin distribution of its definitive Proxy Materials on or around April 26, 2006. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive Proxy Materials with the Securities and Exchange Commission.

The Company believes that there are substantive bases for objection to the Proposal under Rule 14a-8(i). In light of the procedural deficiencies discussed below, the Company is refraining from raising those substantive objections at this time. The Company respectfully reserves its right to raise such objections should the relief requested herein not be granted by the Staff.

The Proposal may be properly omitted in accordance with Rules 14a-8(b) and 14a-8(f) because the Foundation has failed to provide the Company with the required documentation demonstrating its ownership of shares of Company stock. Section C(1)(c)(1) of the Securities and Exchange Commission's Division of Corporate Finance Staff Legal Bulletin No. 14 dated July 13, 2001, provides that a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year is insufficient evidence of ownership, unless the investment adviser is also the record holder of the shares in question. Therefore, the letter from Piper Jaffray included with the Proposal does not provide sufficient evidence of beneficial ownership because Piper Jaffray is not a record holder of the shares in question. Further, I confirmed with the Company's transfer agent, that the other party mentioned in the Piper Jaffray letter, U.S. Trust, is not a record holder of the shares in question, either.

Because the letter enclosing the Proposal did not contain the required evidence of ownership, I sent the Foundation a letter noting this deficiency on the Company's behalf on December 6, 2005, a copy of which is attached as Exhibit B. The letter to the Foundation was sent within 14 days of the Company's receipt of the Proposal, identified the deficiency and informed the Foundation of the requirements of Rule 14a-8(b), and indicated that the Foundation's response had to be postmarked or transmitted electronically within 14 days of receipt of the letter. The letter to the Foundation was delivered on December 7, 2005 to the address that the Foundation provided. A copy of the UPS delivery report is attached as Exhibit C.

In response to my letter, on December 21, 2005, I received a facsimile copy of a letter from the Educational Foundation of America (attached as Exhibit D) asserting that the Educational Foundation of America is the record holder of the shares in question, but I confirmed with the Company's transfer agent that the Educational Foundation of America is also not a record holder of the shares in question. Thus, none of the three parties named by the Foundation (Piper Jaffray, U.S. Trust, or The Educational Foundation of America) is a record holder of the shares in question.

For the foregoing reason, the Company believes it may properly exclude the Proposal from the Proxy Materials under Rules 14a-8(b) and 14a-8(f). Accordingly, the Company respectfully requests that the Staff not recommend enforcement action if the Company omits the Proposal from its Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response. The Foundation is requested to copy the undersigned on any response it may choose to make to the Staff.

By copy of this letter, the Company notifies the Foundation of its intention to omit the Proposal from its Proxy Materials. In accordance with Rule 14a-8(j) of the Exchange Act, we have enclosed six copies of this letter and the attachments to this letter. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response.

Please feel free to call the undersigned at (210) 281-7075 with any questions or comments regarding the foregoing. Also, I would appreciate you forwarding any future correspondence to me via facsimile transmission at (210) 224-2035.

Very truly yours,

Will Liebman

Will Liebmann

Attachments

cc: Hamlet Newsom, Clear Channel Communications, Inc.
Conrad B. MacKerron, As You Sow Foundation

EXHIBIT A

As You Sow

Tel: (415) 391-3212 | A Foundation Planting Seeds for Social Change | Fax: (415) 391-3245

A NON-PROFIT CORPORATION
311 California Street, Suite 510
San Francisco, California 94104
www.asyousow.org

November 23, 2005

Mark Mays
President & CEO
Clear Channel Communications, Inc.
200 Basse Rd.,
San Antonio, Texas 78209

Dear Mr. Mays:

As You Sow is a non-profit organization whose mission is to promote corporate accountability. We represent the Educational Foundation of America, a shareholder of Clear Channel Communications stock. EFA is concerned about disclosure of political contributions made by the company.

We believe the company should use its resources to build shareholder value and not for purposes that could put shareholder value at risk. One area that poses unique risks is political expenditures unrelated to the core business objectives of the company.

Under current rules, companies are not required to report the funding of political activities or political donations. Only political contribution recipients must report them. This makes it difficult for shareholders to learn about these expenditures. The problem is exacerbated by the fact that many boards of directors conduct little serious oversight of these expenditures.

We support policies that apply transparency and accountability to corporate political giving. Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2006 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Proof of ownership and authorization to act for the foundation are attached. The Educational Foundation of America will continue to hold the shares through the 2006 stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required.

Please contact me if you would like to discuss this filing.

Sincerely,

Conrad B. MacKerron
Director, Corporate Social Responsibility Program

Stockholder Proposal – Corporate Political Contributions

Resolved, that the shareholders of Clear Channel Communications Inc. ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions to political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code including the following:

   a. An accounting of the Company's funds contributed to any of the persons or organizations described above;

   b. Identification of the person or persons in the Company who participated in making the decisions to contribute.

   c. The internal guidelines or policies, if any, governing the Company's political contributions.

This report shall be presented to the board of directors' audit committee or other relevant oversight committee, and posted on the company's website to reduce costs to shareholders.

Supporting Statements

As long-term shareholders of Clear Channel Communications, we support policies that apply transparency and accountability to corporate political giving. In our view, such disclosure is consistent with public policy in regard to public company disclosure.

Company executives exercise wide discretion over the use of corporate resources for political purposes. In 2003-04, the last fully reported election cycle, Clear Channel contributed at least $8200 in national contributions.
(The Center for Public Integrity, http://www.publicintegrity.org/527/db.aspx?act=main).

The company also gave at least $650,000 to initiatives in California in the 2004 election cycle.
(California Secretary of State,
http://cal-access.ss.ca.gov/Campaign/Committees/Detail.aspx?id=1010975&session=2003&view=contributions)

Relying only on the limited data available from the Federal Election Commission and the Internal Revenue Service, the Center for Public Integrity, a leading campaign finance watchdog organization, provides an incomplete picture of the Company's political donations. Complete disclosure by the company is necessary for the company's Board and its shareholders to be able to fully evaluate the political use of corporate assets.

Although the Bi-Partisan Campaign Reform Act of 2002 prohibits corporate contributions to political parties at the federal level, it allows companies to contribute to independent political committees, also known as 527s.

Absent a system of accountability, corporate executives will be free to use the Company's assets for political objectives that are not shared by and may be inimical to the interests of the Company and its shareholders. There is currently no single source of information that provides the information sought by this resolution. That is why we urge your support for this critical governance reform.

The Educational Foundation of America
35 Church Lane, Westport, Connecticut 06880-3504
Founded by Richard Prentice Ettinger
Tel (203) 226-6498 Fax (203) 227-0424
Email efa@efaw.org
Website www.efaw.org

Nov. 22, 2005

Conrad MacKerron
Director
Corporate Social Responsibility Program
As You Sow Foundation
311 California St.
San Francisco, CA 94104

Dear Mr. MacKerron:

The Educational Foundation of America hereby authorizes As You Sow to file a shareholder resolution relating to political contributions on our behalf at Clear Channel Communications Inc.

The foundation is the beneficial owner of at least $2,000 worth of Clear Channel stock that it has held for more than one year. We intend to hold the aforementioned stock through the date of the company's annual meeting in 2006.

We give As You Sow full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder resolution. We understand the foundation's name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

David Godfrey
Financial Director

PiperJaffray

Suite 2200, 345 California Street, San Francisco, CA 94104-2606
Tel: 415 984-3600 | Toll Free: 800 247-7834 | Fax: 415 984-3601

November 23, 2005

To Whom It May Concern,

This letter is to confirm that the Educational Foundation of America is a beneficial owner of 52,900 Clear Channel Communications Inc. (CCU) shares. The shares are held in street name at U.S. Trust and have been held for at least one year.

Sincerely,

Thomas W. Van Dyck
Senior Vice President Investments, CIMA
(415) 984-4604

EXHIBIT B

AKIN GUMP
STRAUSS HAUER & FELD LLP

Attorneys at Law

WILL LIEBMANN
210.281.7075/fax: 210.224.2035
wliebmann@akingump.com

December 6, 2005

VIA OVERNIGHT DELIVERY

Mr. Conrad B. MacKerron
As You Sow
311 California Street, Suite 510
San Francisco, California 94104

Dear Mr. MacKerron:

I represent Clear Channel Communications, Inc. I am in receipt of your letter dated November 23, 2005 wherein you, on behalf of the Education Foundation of America, purport to present a proposal for inclusion in Clear Channel's 2005 proxy statement. On behalf of my client, I hereby advise you that your proposal is defective pursuant to Rule 14a-8(b) promulgated under the Securities Exchange Act of 1934, as amended, because it does not include sufficient evidence of your beneficial ownership of Clear Channel's common stock.

I have reviewed the November 23, 2005 letter from Thomas W. Van Dyck at Piper Jaffray submitted with your letter. However, Piper Jaffray is not the record owner of the shares in question. I have also inquired with Clear Channel's stock transfer agent and registrar and have confirmed that U.S. Trust, another party mentioned in the Piper Jaffray letter, is also not a record holder of Clear Channel common stock. You may wish to refer to Section C(1)(c)(1) of the Securities and Exchange Commission's Division of Corporate Finance Staff Legal Bulletin No. 14 dated July 13, 2001, concerning this issue.

This letter will constitute Clear Channel's notice to you under Rule 14a-8(f) of this deficiency. If you wish to attempt to correct this deficiency, your response must be postmarked or transmitted electronically to me within fourteen calendar days of your receipt of this letter.

Very truly yours,

W. Liebmann

Will Liebmann, Esq.

cc: Hamlet Newsom, Esq., Clear Channel Communications, Inc.
Joseph Fielder, Esq. [Firm]

EXHIBIT C

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EXHIBIT D

The Educational Foundation of America
35 Church Lane, Westport, Connecticut 06880-3504
Founded by Richard Prentice Ettinger
Tel (203) 226-6498 Fax (203) 227-0424
Email efa@efaw.org
Website www.efaw.org

December 12, 2005

Will Liebmann Esq.
Akin Gump
30 Convent St., Suite 1500
San Antonio, TX 94104

Dear Mr. Liebmann:

Conrad MacKerron of As You Sow has transmitted to me your letter of Dec. 6, 2005 seeking additional proof of ownership information in regard to a shareholder resolution filed last month by the Educational Foundation of America with Clear Channel Communications.

This letter will serve as verification that the Educational Foundation of America is the holder of record of 52,900 shares of Clear Channel Communications. The foundation has owned the securities continuously for one year as of November 23, 2005, the date of the filing letter.

Sincerely,

[signature]

cc: Conrad MacKerron

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 17, 2006

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Mark Vilardo, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Clear Channel Communications, Inc.

Via fax 202-772-9201

Dear Sir/Madam:

I have been asked by the As You Sow Foundation , which submitted a shareholder proposal on behalf of their client, The Educational Foundation of America, (which is hereinafter referred to as the "Proponent"), and which is the beneficial owner of 52,900 shares of common stock of Clear Channel Communications, Inc. (hereinafter referred to either as "Clear Channel" or the "Company"), to respond to the letter dated December 23, 2005, sent to the Securities & Exchange Commission by Akin Gump Strauss Hauer & Feld on behalf of the Company, in which Clear Channel contends that the Proponent's shareholder proposal may be excluded from the Company's year 2006 proxy statement by virtue of Rules 14a-8(f).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Clear Channel's year 2006 proxy statement and that it is not excludable by virtue of the cited rule.

The proposal concerns corporate political contributions.

BACKGROUND

At the same time that the shareholder proposal and its cover letter was submitted to the Company, an additional letter was provided (Company's Exhibit A) from PiperJaffrey, a brokerage firm and investment advisor. PiperJaffrey confirmed that the Educational Foundation of America is the beneficial owner of 52,900 shares of Company stock and that the "shares are held ***in street name*** at U.S. Trust." (Emphasis supplied.) The Company (via Akin Gump Strauss Hauer and Feld) responded by letter dated December 6, 2005 (Company's Exhibit B) that neither Piper Jaffrey nor U.S. Trust is a ***record holder*** of any Clear Channel stock. We submit that this is not only not surprising but inevitably true. We venture to say that Clear Channel will find that virtually NO institutionally owned stock can be found on the listof shareholders of record maintained by its registrar and transfer agent. That is true because such stock is uniformly held ***in street name*** and is held of record by CEDE & Co., a nominee of the Depository Trust Company (the "DTC").

In this connection, we note that the system of beneficial ownership was recently described, albeit rather briefly (since it does not mention DTC's nominee, CEDE & Co.), in footnote 21 of Rel 34-50758A (December 7, 2004):

> n21 The relationship between various levels of securities intermediaries and beneficial owners is complex. There may be many layers of beneficial owners (some of which may also be securities intermediaries) with all ultimately holding securities on behalf of a single beneficial owner, who is sometimes referred to as the ultimate beneficial owner. For example, an introducing broker-dealer may hold its customer's securities in its account at a clearing broker-dealer, that in turn holds the introducing broker-dealer's securities in an account at DTC. In this context, DTC or its nominee is the registered owner and DTC's participants (i.e., broker-dealers and banks) are beneficial owners, as are the participants' customers. However, DTC, the clearing broker-dealer (the DTC participant), and the introducing broker-dealer are all securities intermediaries.

ARGUMENT

The Company response (its Exhibit B) clearly did not meet the standards set forth in Staff Legal Bulletin No. 14 (July 13, 2001), Section G.3. with respect to adequate notice of alleged procedural defects:

> provide adequate detail about what the shareholder must do to remedy all eligibility or procedural defects

This advice was reaffirmed in Staff Legal Bulletin 14CB (September 15, 2004), Section C.1.

A reasonable recipient of the Company's Exhibit B would (unless it were a securities lawyer versed in the intricacies of the elaborate system of how shares are held through the Depository Trust Company and CEDE & Co, as described above) would be at a total loss as to what to do to comply with the requirements of Rule 14a-8. The reasonable recipient had sent in a letter from a firm that has a business of acting as broker and investment advisor that states that the Proponent is, indeed, a holder of the stock and that it is held in street name at a custodian bank. It receives back a letter saying that neither party mentioned in Exhibit A holds the stock of record. What should the Proponent then do? The Company has provided no clue, nor has it enclosed a copy of Rule 14a-8 as suggested by the various Staff Bulletins. The record owner of the stock is, of course, CEDE & Co, the nominee of the Depository Trust Company. But that record owner would be unable to verify that the Proponent owns the stock since all it would have on its books is the total number of shares deposited on behalf of its participant, U.S. Trust, but would have no idea of who was the "ultimate beneficial owner" of those shares. The only ones who know who that ultimate beneficial owner is are PiperJaffrey and U.S. Trust. But the Proponent has already submitted a letter from PiperJaffrey and the Company has not requested an additional letter from U.S. Trust, but rather dismissed U.S. Trust as being irrelevant.

In short, Clear Channel did not "provide adequate detail" as to "what the shareholder must do to remedy . . .[the] defect." On the contrary it obfuscated the issue by raising irrelevant matters (record ownership by PiperJaffrey or U.S. Trust). More bluntly, the Company's letter (Exhibit B) was disingenuous.

Consequently, since the Company did not provide adequate notice of the defect, it cannot rely on Rule 14a-8(f) to exclude the Proponent's shareholder proposal.

Incidentally, the Proponent remains ready, willing and able to provide additional proof of ownership by PiperJaffrey or U.S. Trust (but is unable to comply with any request that CEDE & Co provide proof of ownership since that nominee is totally ignorant as to the ultimate beneficial ownership of the stock that it holds of record for brokerage firms like PiperJaffrey and banks such as U.S. Trust; CEDE & Co. merely knows the gross securities position of each participant in the Depository Trust Company). In this connection, we note that when an issuer has given an inadequate notice of "what would constitute appropriate documentation", the Staff has in the past conditionally denied the registrant's no-action request by giving the proponent an additional limited period of time to provide the requisite proof of ownership. *Honeywell International, Inc.* (February 18, 2003); *Duke Realty Corporation* (February 7, 2002). Indeed, the Staff has gone further and totally rejected a 14a-8(f) claim when the registrant seemed to demand proof from CEDE & Co. *Equity Office Properties Trust* (March 23, 2003).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Will Liebermann, Esq.
Conrad B. MacKerron

FAX TRANSMISSION

To: Mark Vilardo, Esq.
Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Fax Number: 202-772-9201

From: Paul M. Neuhauser
Tel and Fax: 941-349-6164

Date: January 17, 2006

Re: Shareholder proposal submitted to Clear Channel Communications

Number of pages, including this page = 5

AKIN GUMP
STRAUSS HAUER & FELD LLP
Attorneys at Law

WILL LIEBMANN
210.281.7076/fax: 210.224.2035

RECEIVED
2006 JAN 31 PM 9:06
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 30, 2006

Via Overnight Delivery and Facsimile (202) 772-9201

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn: Mark Vilardo, Esq.
Office of Chief Counsel
Division of Corporate Finance

Re: Clear Channel Communications, Inc.
Shareholder Proposal Submitted by the As You Sow Foundation
Securities and Exchange Commission ("***SEC***") No Action Request

Ladies and Gentlemen:

As special counsel to Clear Channel Communications, Inc., a Texas corporation (the "***Company***"), we submit this response to Paul M. Neuhauser's letter to the SEC dated January 17, 2006, which Mr. Neuhauser transmitted on behalf of the As You Sow Foundation (the "***Foundation***").

The Company continues to believe that there are substantive bases for objection to the proposal under Rule 14a-8(i). In light of the procedural deficiencies discussed below, the Company is refraining from raising those substantive objections at this time. The Company respectfully reserves its right to raise such objections should the relief requested herein not be granted by the staff.

In response to Mr. Neuhauser's letter, we note that, in some cases, the staff has found that, where a bank or broker submits proof of ownership on behalf of a proponent, that proof is sufficient, even though CEDE, Inc. is the actual holder of record. The staff appears to have based that position on the conclusion that CEDE, Inc. is acting as an agent for the bank or broker. See, e.g., Dillard Department Stores, Inc. (March 4, 1999). In this case, however, the documentary proof comes from the proponent's "investment advisors," who do not represent that they (or CEDE, for that matter) are record holders of the proponent's stock. The staff has previously permitted omission of a shareholder proposal where the proponent sought to establish proof of ownership through a letter from the proponent's "investment manager." See Coca Cola Co. (January 10, 2001). See also Crown Holdings, Inc. (January 27, 2005); Motorola, Inc. (January 10, 2005).

Because the proponent failed to supply evidence showing that it satisfied the eligibility requirements of Rule 14a-8(b), we believe that the proposal may be excluded from the Company's 2006 proxy materials. Accordingly, the Company respectfully requests that the staff not recommend enforcement action if the Company omits the proposal. If the staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the staff prior to the issuance of a negative response.

By copy of this letter, the Company notifies the Foundation of its intention to omit the proposal from the Company's 2006 proxy materials. The Foundation is requested to copy the undersigned on any response it may choose to make to the staff.

In accordance with Rule 14a-8(j) of the Exchange Act, we have enclosed six copies of this letter and the attachments to this letter. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope.

Please feel free to call the undersigned at (210) 281-7075 with any questions or comments regarding the foregoing. Also, I would appreciate you forwarding any future correspondence to me via facsimile transmission at (210) 224-2035.

Very truly yours,

Will Liebmann

Attachments

cc: Hamlet Newsom, Clear Channel Communications, Inc.
Conrad B. MacKerron, As You Sow Foundation
Paul M. Neuhauser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET

NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403-1000

FACSIMILE: (212) 403-2000

December 29, 2006

BY EMAIL TO cfletters@sec.gov
WITH COPIES BY COURIER

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 29 2006
WASH. D.C.
151
4:35

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: MeadWestvaco Corporation
Securities Exchange Act of 1934; Rule 14a-8

Ladies and Gentlemen:

This letter is submitted on behalf of MeadWestvaco Corporation (the "Company"), a Delaware corporation, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company received a letter from William Steiner (the "Proponent") requesting that the Company include a shareholder proposal (the "Proposal") in the Company's 2007 proxy statement. A copy of the Proponent's letter and the Proposal is attached hereto as Exhibit A.

The Proposal requests that the Company's Board of Directors "take the steps to redeem the [Company's] poison pill or subject it to a shareholder vote."

This letter sets forth the reasons for the Company's belief that it may omit the Proposal from the proxy statement and form of proxy (collectively, the "Proxy Materials") relating to the Company's 2007 annual meeting of shareholders pursuant to Exchange Act Rules 14a-8(b) and 14a-8(f). Pursuant to Exchange Act Rule 14a-8(j)(2), enclosed are six (6) copies of this letter, including exhibits. By copy of this letter, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

The Company intends to file its definitive 2007 Proxy Materials with the Securities and Exchange Commission (the "Commission") on or about March 19, 2007. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company files its definitive Proxy Materials with the Commission.

Discussion

The Proposal may be properly omitted in accordance with Rules 14a-8(b) and 14a-8(f) because the Proponent has failed to provide the Company, within the period set forth in Rule 14a-8(f), adequate verification that the Proponent satisfies the eligibility requirements of Rule 14a-8(b).

Rule 14a-8(b)(1) requires, among other things, that, in order to be eligible to submit the Proposal, the Proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" prior to the date on which the Proponent submitted the Proposal. The Proponent's letter stated that the continuous ownership requirements of Rule 14a-8 have been met by the Proponent. However, the Proponent's letter did not enclose proof of such ownership.

According to the Company's records, the Proponent is not a record owner of the Company's voting stock. Therefore, in accordance with Rule 14a-8(f), on November 13, 2006, four calendar days after the Company's receipt of the Proposal on November 9, 2006, the Company sent a letter (the "Company Letter") via overnight courier and, as requested by Proponent, via email to Mr. John Chevedden (the Proponent's designated proxy to receive all communications from the Company), with a copy to the Proponent, requesting proof that the Proponent's stockholdings satisfy the requirements of Rule 14a-8(b). The Company Letter complied with the requirements of Section C of Staff Legal Bulletin 14B of September 15, 2004. In particular, the Company Letter (i) notified Mr. Chevedden that, because the Proponent was not a record holder of the Company's stock, the Proponent was required to submit "a written statement from the 'record' holder of his securities" that the Proponent beneficially owned, or a Schedule 13D, Schedule 13G, Form 3 and/or Form 5, verifying the Proponent's continuous ownership of the Company's shares during the one-year period prior to the date on which he submitted the Proposal; (ii) included a copy of Rule 14a-8 and (iii) stated that the required documentation was required to be submitted to the Company within 14 calendar days of the date of receipt of the Company Letter. A copy of the Company Letter is attached hereto as Exhibit B.

In response to the Company Letter, on November 14, 2006, the Company received a facsimile copy of a letter from "DJF Discount Brokers" (a copy of which is attached hereto as Exhibit C) which stated: "As introducing broker for the account of William Steiner . . . held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 4200 shares" for at least one year prior to the date the Proposal was submitted to the Company. For the reasons discussed below, the DJF letter does not satisfy the Proponent's obligation under Rule 14a-8(b)(2)(i) and the Proposal is thus excludable pursuant to Rule 14a-8(f)(1).

As an initial matter, no entity named "DJF Discount Brokers" appears to be registered as a broker-dealer in the NASD's database. The NASD database does indicate, however, that a company by the name of "R & R Planning Group LTD," having the same address listed on the DJF letter, had a prior business name "DJF Discount Brokers."

The DJF letter makes clear that DJF Discount Brokers/R & R Planning Group LTD is serving only as an introducing broker. Therefore, DJF does not—and could not under the applicable broker-dealer regulations—have custody of the Proponent's securities. The actual shares, according to the DJF letter, are purportedly being held by National Financial Services Corp. as custodian. While we do not know whether National Financial Services Corp. actually holds any such shares directly or in an account at The Depository Trust Company, had the Proponent submitted a letter from National Financial Services Corp., as the clearing broker-dealer, the Company would have considered such a letter from the custodian of the securities as adequate proof of ownership. *See, e.g., Dillard Department Stores, Inc.* (March 4, 1999).

In no sense is DJF, in its capacity as an introducing broker, a "record" holder as specified in Rule 14a-8(b)(2)(i), even giving the term "record holder" a broader meaning than it has under corporate law. To be a record holder in the sense of the Rule, we believe that custody of the securities, either directly or through an affiliate, would be necessary. For example, a letter from National Financial Services Corp. confirming that the Proponent satisfied the eligibility requirements of the Rule would have been sufficient even if custody of the securities was held by some affiliate of National Financial Services Corp. and even if the technical record holder (in the corporate law sense) was CEDE & Co. or some other affiliate of The Depository Trust Company. However, because neither DJF nor any affiliate of DJF has custody of the securities, DJF does not have a sufficient nexus with the securities to reliably certify that the eligibility requirements have been met.

Custody of the securities is essential to the reliability of any certification provided on behalf of a beneficial owner. The Company has no knowledge of what kind of relationship exists between DJF and National Financial Services Corp. Indeed, without receiving a letter from National Financial Services Corp., the Company could not corroborate whether or not the Proponent bypassed the introducing broker and contacted National Financial Services Corp. directly or through another broker or otherwise and caused his shares to be sold. The Company has no way of confirming that such a transaction could not take place. The Proponent should simply have arranged for confirmation to be supplied by the "record holder" as stated in the Rule and in the Company Letter.

In addition, Section C(1)(c)(1) of Staff Legal Bulletin No.14 dated July 13, 2001 provides that a written statement from a shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year is insufficient evidence of ownership, unless the investment adviser is also the record holder of the shares in question. This illustrates the Staff's recognition that a relationship that does not include custody of the securities is not sufficient as a basis for certification of ownership. R & R Planning Group/DJF Discount Brokers is an investment advisor that is registered with the Commission. R & R Planning Group/DJF Discount Brokers is not a record owner of the shares in question. Therefore, the DJF letter does not provide sufficient evidence of beneficial ownership. The Staff has recently permitted omission of a shareholder proposal in substantially similar circumstances in *Clear Channel Communications* (February 9, 2006). The proponent in *Clear Channel Communications* submitted a letter from Piper Jaffrey, a broker-dealer and investment advisor, that the proponent was the beneficial owner of shares held by U.S. Trust in street name. In response, the company, in *Clear Channel Communications*, argued that the proposal could be omitted because Piper Jaffray was also an investment advisor and, as such, could not verify ownership under Rule 14a-8 unless it was also the record owner of the shares in question. The Staff concurred, stating: "While it appears that the proponent provided some indication that it owned shares, it appears that it has not provided a statement from the record holder . . . ." That is precisely the situation of the present case.

For the foregoing reasons, the Proponent has not provided, within the period set forth in Rule 14a-8(f), adequate verification that the Proponent satisfies the eligibility requirements of Rule 14a-8(b).

Conclusion

We respectfully submit, for the foregoing reasons, that the Proposal may be omitted in accordance with Rules 14a-8(b) and 14a-8(f). We respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is omitted in its entirety from the Company's 2007 Proxy Materials. Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If you have any questions regarding this request or require additional information, please contact the undersigned at (212) 403-1228 or fax (212) 403-2228.

Very truly yours,

Elliott V. Stein

cc: William Steiner
John Chevedden

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. John A. Luke
MeadWestvaco Corporation (MWV)
1 High Ridge Park
Stamford, CT 06905

Rule 14a-8 Proposal

Dear Mr. Luke,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

> 2215 Nelson Ave., No. 205
> Redondo Beach, CA 90278
> T: 310-371-7872
> olmsted7p (at) earthlink.net
> (In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

William Steiner — 10/12/06
William Steiner — Date

cc: Wendell L. Willkie, II
Corporate Secretary
PH: 203-461-7400
FX: 203-461-7587
Fax: 203 461-7468
Fax: 203-461-7401

[Rule 14a-8 Proposal, November 9, 2006]

3 – Redeem the Poison Pill

RESOLVED: Shareholders request that our Board take the steps to redeem the poison pill or subject it to a shareholder vote. Currently our management is protected by a poison pill that triggers at a 15% threshold. A poison pill has the potential to give our directors increased job security if our stock price declines significantly due to our directors' poor performance.

William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsors this proposal.

"Poison pills .... prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well."

Morningstar.com, Aug. 15, 2003

This topic won a 52% yes-vote average at 12 major companies in 2006. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic. On a positive note our board adopted annual election of each director. However it will not be fully implemented until 2009.

It is important to take a step forward and support this one proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- We had no Independent Chairman and not even a Lead Director – Independent oversight concern.
- Plus our Chairman/CEO, Mr. Luke, served on two boards rated D by The Corporate Library (TCL) http://www.thecorporatelibrary.com/ an independent investment research firm:
  1) Bank of New York (BK)
  2) Timken (TKR)
- Other directors served on boards rated D by The Corporate Library:

1) Mr. Kelson	PNC Financial (PNC)	D-rated
2) Mr. Kilts	MetLife (MET)	D-rated
3) Mr. Krol	Ace Limited (ACE)	D-rated
	Tyco International (TYC)	D-rated

- Additionally Mr. Krol was designated as a "Problem Director" by The Corporate Library due to his involvement with the board of Armstrong Holdings, which with at least two subsidiaries, filed for Chapter 11 Bankruptcy.

- We had to marshal an awesome 75% shareholder vote to make certain key changes – Entrenchment concern.
- Cumulative voting was not allowed.
- Five directors were active CEOs – Over-commitment and independence concerns.
- No shareholder right to act by written consent.

• No shareholder right to call a special meeting.

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes:

Redeem the Poison Pill
Yes on 3

Notes:

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

Mead Westvaco Corporation
World Headquarters
One High Ridge Park
Stamford, CT 06905

tel 203 461 7517
fax 203 461 7589

MeadWestvaco

John J. Carrara
Associate General Counsel and
Assistant Secretary

November 13, 2006

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
(310) 371-7872
olmsted7p@earthlink.net

Dear Mr. Chevedden:

A letter and stockholder proposal from William Steiner addressed to Mr. John A. Luke was faxed to our offices on November 9, 2006. In his letter, Mr. Steiner appointed you and/or your designee to act on his behalf for shareholder matters, including with respect to his stockholder proposal, and requested that all future communication regarding such matters be made to you.

Pursuant to Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for consideration at MeadWestvaco's 2007 Annual Meeting, Mr. Steiner must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal was submitted. In addition, Mr. Steiner must also continue to hold such securities through the date of the meeting.

Following receipt of the proposal, we searched our shareholder records, but were unable to find Mr. Steiner listed as a record holder of MeadWestvaco stock. We are therefore now requesting from you proof of Mr. Steiner's stockholdings, as required by Rule 14a-8. A copy of the applicable SEC provision is also enclosed with this letter.

If Mr. Steiner is a MeadWestvaco stockholder of record, we apologize for not locating him in our own records. In such case, we will need for you to advise us precisely how the MeadWestvaco shares are listed on our records. If Mr. Steiner is not a registered stockholder, you must prove his eligibility to the company in one of two ways. The first way is to submit to the company a written statement from the "record" holder of his securities (usually a broker or bank) verifying that, at the time he submitted the proposal, he continuously held the securities for at least one year. The second way to prove ownership applies only if he has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with the SEC (or amendments to those documents or updated forms), reflecting his ownership of the shares as of or before the date on which the one-year eligibility period begins. If Mr. Steiner has filed one of these documents with the SEC, you may demonstrate his eligibility by submitting to the company (i) a copy of the schedule and/or form, and any subsequent amendments, reporting a change in his ownership level and (ii) his written statement that he continuously held the required number of shares for the one-year period as of the date of the statement.

Please note that all of the required documentation set forth in this letter must be sent directly to my attention within 14 calendar days of the date you receive this request, and that the Company reserves the right to omit the proposal under the applicable provisions of Regulation 14A.

Very truly yours,

Enclosure

cc: William Steiner
112 Abbotsford Gate
Piermont, NY 10968

LEXSTAT 17 CFR 240.14A-8

*** THIS SECTION IS CURRENT THROUGH THE NOVEMBER 2, 2006 ISSUE OF ***
*** THE FEDERAL REGISTER ***

TITLE 17 -- COMMODITY AND SECURITIES EXCHANGES
CHAPTER II -- SECURITIES AND EXCHANGE COMMISSION
PART 240 -- GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934
SUBPART A -- RULES AND REGULATIONS UNDER THE SECURITIES EXCHANGE ACT OF 1934
REGULATION 14A: SOLICITATIONS OF PROXIES

Go to the CFR Archive Directory

17 CFR 240.14a-8

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $ 2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to

shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should

promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

HISTORY: *[48 FR 38222,* Aug. 23, 1983, as amended at *50 FR 48181,* Nov. 22, 1985; *51 FR 42062,* Nov. 20, 1986; *52 FR 21936,* June 10, 1987; *52 FR 48983,* Dec. 29, 1987; *63 FR 29106, 29119,* May 28, 1998, as corrected at *63 FR 50622, 50623,* Sept. 22, 1998]

AUTHORITY: (Secs. 14(a) and 23(a), 48 Stat. 895 and 901; sec. 12(e) and 20(a), 49 Stat. 823 and 833; sec. 20(a) and 38(a), 54 Stat. 822 and 841; *15 U.S.C. 78n*(a); 78w(a), 79(e), 79t(a), 80a-20(a), 80a-37(a))

NOTES: [EFFECTIVE DATE NOTE: *63 FR 29106, 29119,* May 28, 1998, revised this section, effective June 29, 1998.]

NOTES APPLICABLE TO ENTIRE PART:
EDITORIAL NOTE: For nomenclature changes to this part, see *57 FR 36501,* Aug. 13, 1992, and 57 47409, Oct. 16, 1992.
[PUBLISHER'S NOTE: For Federal Registration citations concerning Part 240 Extension of phase-in period, see *57 FR 28781 (1992); 58 FR 36866 (1993); 59 FR 42448 (1994); 61 FR 30396,* June 14, 1996; *62 FR 6468, 6469,* Feb. 12, 1997]
In § § 240.0-1 to 240.24b-3, the numbers to the right of the decimal point correspond with the respective rule numbers of the rules and regulations under the Securities Exchange Act of 1934.
ATTENTION ELECTRONIC FILERS
THIS REGULATION SHOULD BE READ IN CONJUNCTION WITH REGULATION S-T (PART 232 OF THIS CHAPTER), WHICH GOVERNS THE PREPARATION AND SUBMISSION OF DOCUMENTS IN ELECTRONIC FORMAT. MANY PROVISIONS RELATING TO THE PREPARATION AND SUBMISSION OF DOCUMENTS IN PAPER FORMAT CONTAINED IN THIS REGULATION ARE SUPERSEDED BY THE PROVISIONS OF REGULATION S-T FOR DOCUMENTS REQUIRED TO BE FILED IN ELECTRONIC FORMAT.

NOTES APPLICABLE TO ENTIRE UDHEAD:
ATTENTION ELECTRONIC FILERS: THIS REGULATION SHOULD BE READ IN CONJUNCTION WITH REGULATION S-T (PART 232 OF THIS CHAPTER), WHICH GOVERNS THE PREPARATION AND SUBMISSION OF DOCUMENTS IN ELECTRONIC FORMAT. MANY PROVISIONS RELATING TO THE PREPARATION AND SUBMISSION OF DOCUMENTS IN PAPER FORMAT CONTAINED IN THIS REGULATION ARE SUPERSEDED BY THE PROVISIONS OF REGULATION S-T FOR DOCUMENTS REQUIRED TO BE FILED IN ELECTRONIC FORMAT.

2755 words

DJF

DISCOUNT BROKERS

Date: 14 November 2006

To whom it may concern:

As introducing broker for the account of William Steiner, account number AHS-000736, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 4200 shares of Meadwestvaco Corp; having held at least two thousand dollars worth of the above mentioned security since the following date: 8/24/1998, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-14-06 # of pages ▶
To John Carrara	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 203-461-7581 7587	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

[redacted]

From: CFLETTERS
Sent: Wednesday, January 03, 2007 8:48 AM
To: [redacted]
Cc:
Subject: FW: MeadWestvaco Corporation (MWV) Shareholder Position on Company No-Action Request (William Steiner)

Follow Up Flag: [redacted]
Flag Status:

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, January 02, 2007 6:36 PM
To: CFLETTERS
Cc: John J. Carrara
Subject: MeadWestvaco Corporation (MWV) Shareholder Position on Company No-Action Request (William Steiner)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 2, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

MeadWestvaco Corporation (MWV)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Poison Pill William Steiner

Ladies and Gentlemen:

This is an initial response to the company December 29, 2006 no action request.

The company included as evidence a copy of a broker letter which it received on November 14, 2006. In the month-and-a-half from November 14, 2006 until the December 29, 2006 no action request the company expressed no dissatisfaction with this broker letter. The company even had the broker letter within one-day of its November 13, 2006 request for the broker letter.

It has been a frequent practice that if a company has a question on a detail about the broker letter, that to save the trouble of a no action request, a company will normally contact the shareholder to clear up the detail.

In this case the company was apparently in a rush to file a no action request without contacting the shareholder first to clear up any minor detail.

It also appears that the company has misrepresented its primary precedent, Clear Channel Communications, Inc.

(February 9, 2006) . The below information shows that the Clear Channel case said that a broker letter defect was curable and following this notice the defect was in fact cured and the proposal was on the 2006 Clear Channel ballot to be voted.

Clear Channel Communications, Inc.
WSB No.: 0221200623
Public Availability Date: Thursday, February 9, 2006
Abstract:
...A shareholder proposal, which relates to political contributions, may be omitted from the company's proxy material under rule 14a-8 (a) (f) unless the proponent provides the company within seven calendar days after receiving the company's request with documentary support of ownership as required by rule 14a-8 (b) .

From the Clear Channel 2006 ballot:
³CLEAR CHANNEL COMMUNICATIONS, INC.
Proxy Solicited on Behalf of the Board of Directors for the Annual Meeting of Shareholders to be held April 26, 2006 Š ³3. Approval and adoption of the shareholder proposal regarding Corporate Political Contributions.²

For mutual convenience this response is sent to the company in non-PDF format. It is respectfully requested that if the company, or its representative, has further correspondence with the Office of Chief Counsel in this matter, that this correspondence likewise be emailed to the undersigned in non-PDF format.

For the above reasons it is respectfully requested that concurrence not be granted to the company. And if necessary an opportunity be granted to cure any defect in the broker letter as in Clear Channel Communications, Inc.
(February 9, 2006) . It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner
"John J. Carrara" <john.carrara@meadwestvaco.com>

[redacted]

From: CFLETTERS
Sent: Monday, January 08, 2007 9:01 AM
To: [redacted]
Cc:
Subject: FW: MeadWestvaco Corporation (MWV) # 2 Shareholder Position on Company No-Action Request

Follow Up Flag: [redacted]
Flag Status:

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Friday, January 05, 2007 11:42 PM
To: CFLETTERS
Cc: John J. Carrara
Subject: MeadWestvaco Corporation (MWV) # 2 Shareholder Position on Company No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 5, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

MeadWestvaco Corporation (MWV)
2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Poison Pill Kenneth Steiner

Ladies and Gentlemen:

This is a second response to the company December 29, 2006 no action request. The initial part of this letter reiterates the text of the January 2, 2007 shareholder letter. Then additional detail, favorable to the shareholder position, is given regarding the primary company precedent, Clear Channel Communications, Inc. (February 9, 2006) .

The MeadWestvaco no action request is very similar to the McGraw Hill Companies Inc. (MHP) no action request regarding the proposal by Kenneth Steiner. Both no action requests were submitted by Mr. Elliott Stein.

The company included as evidence a copy of a broker letter which it received on November 14, 2006. In the month-and-a-half from November 14, 2006 until the December 29, 2006 no action request the company expressed no dissatisfaction with this broker letter. The company even had the broker letter within one-day of its November 13, 2006 request for the broker letter.

It has been a frequent practice that if a company has a question on a detail about the broker letter, that to save the trouble of a no action request, a company will normally contact the shareholder to clear up the detail.

In this case the company was apparently in a rush to file a no action request without contacting the shareholder first to clear up any minor detail.

It also appears that the company has misrepresented its primary precedent, Clear Channel Communications, Inc. (February 9, 2006) . The below information shows that the Clear Channel case said that a broker letter defect was curable and following this notice the defect was in fact cured and the proposal was on the 2006 Clear Channel ballot to be voted.

Clear Channel Communications, Inc.
WSB No.: 0221200623
Public Availability Date: Thursday, February 9, 2006
Abstract:
...A shareholder proposal, which relates to political contributions, may be omitted from the company's proxy material under rule 14a-8 (a) (f) unless the proponent provides the company within seven calendar days after receiving the company's request with documentary support of ownership as required by rule 14a-8 (b) .

Complete text of the Staff Reply Letter:
February 9, 2006
Response of the Office of Chief Counsel Division of Corporation Finance
Re: Clear Channel Communications, Inc. Incoming letter dated December 23, 2005
The proposal relates to political contributions.
Rules 14a-8 (b) and 14a-8 (f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. While it appears that the proponent provided some indication that it owned shares, it appears that it has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $2,000, or 1% in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, that Clear Channel failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8 (b) in Clear Channel's request for additional information from the proponent. Accordingly, unless the proponent provides Clear Channel with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Clear Channel omits the proposal from its proxy materials in reliance on rules 14a-8 (b) and 14a-8 (f) .
Sincerely,
/s/
Ted Yu
Special Counsel

From the Clear Channel 2006 ballot:
³CLEAR CHANNEL COMMUNICATIONS, INC.
Proxy Solicited on Behalf of the Board of Directors for the Annual Meeting of Shareholders to be held April 26, 2006 Š ³3. Approval and adoption of the shareholder proposal regarding Corporate Political Contributions.²

The following text (to the dotted line) is key text is from Prof. Paul M. Neuhauser's January 17, 2006 letter supporting the Clear Channel shareholder:

BACKGROUND
At the same time that the shareholder proposal and its cover letter was submitted to the Company, an additional letter was provided (Company's Exhibit A) from PiperJaffrey, a brokerage firm and investment advisor.
PiperJaffrey confirmed that the Educational Foundation of America is the beneficial owner of 52,900 shares of Company stock and that the "shares are held in street name at U.S. Trust." (Emphasis supplied.) The Company (via Akin Gump Strauss Hauer and Feld) responded by letter dated December 6, 2005 (Company's Exhibit B) that neither Piper

Jaffrey nor U.S. Trust is a record holder of any Clear Channel stock. We submit that this is not only not surprising but inevitably true. We venture to say that Clear Channel will find that virtually NO institutionally owned stock can be found on the list of shareholders of record maintained by its registrar and transfer agent.
That is true because such stock is uniformly held in street name and is held of record by CEDE & Co., a nominee of the Depository Trust Company (the "DTC") .

In this connection, we note that the system of beneficial ownership was recently described, albeit rather briefly (since it does not mention DTC's nominee, CEDE & Co.) , in footnote 21 of Rel 34-50758A (December 7, 2004) :

n21 The relationship between various levels of securities intermediaries and beneficial owners is complex. There may be many layers of beneficial owners (some of which may also be securities intermediaries) with all ultimately holding securities on behalf of a single beneficial owner, who is sometimes referred to as the ultimate beneficial owner. For example, an introducing broker-dealer may hold its customer's securities in its account at a clearing broker-dealer, that in turn holds the introducing broker-dealer's securities in an account at DTC. In this context, DTC or its nominee is the registered owner and DTC's participants (i.e., broker-dealers and banks) are beneficial owners, as are the participants' customers. However, DTC, the clearing broker-dealer (the DTC participant) , and the introducing broker-dealer are all securities intermediaries.

ARGUMENT
The Company response (its Exhibit B) clearly did not meet the standards set forth in Staff Legal Bulletin No. 14 (July 13, 2001) , Section G.3. with respect to adequate notice of alleged procedural defects:

provide adequate detail about what the shareholder must do to remedy all eligibility or procedural defects

This advice was reaffirmed in Staff Legal Bulletin 14CB (September 15, 2004) , Section C. 1.

A reasonable recipient of the Company's Exhibit B would (unless it were a securities lawyer versed in the intricacies of the elaborate system of how shares are held through the Depository Trust Company and CEDE & Co, as described above) would be at a total loss as to what to do to comply with the requirements of Rule 14a-8. The reasonable recipient had sent in a letter from a firm that has a business of acting as broker and investment advisor that states that the Proponent is, indeed, a holder of the stock and that it is held in street name at a custodian bank. It receives back a letter saying that neither party mentioned in Exhibit A holds the stock of record. What should the Proponent then do? The Company has provided no clue, not has it enclosed a copy of Rule 14a-8 as suggested by the various Staff Bulletins. The record owner of the stock is, of course, CEDE & Co, the nominee of the Depository Trust Company. But that record owner would be unable to verify that the Proponent owns the stock since all it would have on its books is the total number of shares deposited on behalf of its participant, U.S. Trust, but would have no idea of who was the "ultimate beneficial owner" of those shares. The only ones who know who that ultimate beneficial owner is are PiperJaffrey and U.S. Trust. But the Proponent has already submitted a letter from PiperJaffrey and the Company has not requested an additional letter from U.S. Trust, but rather dismissed U.S.
Trust as being irrelevant.

In short, Clear Channel did not "provide adequate detail" as to "what the shareholder must do to remedy ... [the] defect." On the contrary it obfuscated the issue by raising irrelevant matters (record ownership by PiperJaffrey or U.S. Trust) . More bluntly, the Company's letter (Exhibit B) was disingenuous.

Consequently, since the Company did not provide adequate notice of the defect, it cannot rely on Rule 14a-8 (f) to exclude the Proponent's shareholder proposal.

Incidentally, the Proponent remains ready, willing and able to provide additional proof of ownership by PiperJaffrey or U.S. Trust (but is unable to comply with any request that CEDE & Co provide proof of ownership since that nominee is totally ignorant as to the ultimate beneficial ownership of the stock that it holds of record for brokerage firms like PiperJaffrey and banks such as U.S. Trust; CEDE & Co. merely knows the gross securities position of each participant in the Depository Trust Company) . In this connection, we note that when an issuer has given an inadequate notice of "what would constitute appropriate documentation", the Staff has in the past conditionally denied the registrant's no-action request by giving the proponent an additional limited period of time to provide the requisite proof of ownership. Honeywell International, Inc. (February 18, 2003) ; Duke Realty Corporation (February 7, 2002) . Indeed, the Staff has gone further and totally rejected a 14a-8 (f) claim when the registrant seemed to demand proof from CEDE & Co. Equity Office Properties Trust (March 23, 2003) . [end of except from Prof. Neuhauser's letter]

In this pending case the company did not provide any notice of the defect, let alone an adequate notice of defect. At least Clear Channel provided a notice of defect.

Furthermore, in the month-and-a-half from November 14, 2006 until the December 29, 2006 no action request the company expressed no dissatisfaction with the original broker letter. The company even had the broker letter in hand within one-day of its November 13, 2006 request for the respective broker letter and had more than adequate time to prepare an adequate notice of defect.

As in the Clear Channel case the proponent is ready, willing and able to provide additional proof of ownership.

For the above reasons it is respectfully requested that concurrence not be granted to the company. And if necessary an opportunity be granted to cure any defect in the broker letter as in Clear Channel Communications, Inc. (February 9, 2006) . It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner
"John J. Carrara" <john.carrara@meadwestvaco.com>

For mutual convenience this response is sent to the company in non-PDF format. It is respectfully requested that if the company, or its representative, has further correspondence with the Office of Chief Counsel in this matter, that this correspondence likewise be emailed to the undersigned in non-PDF format although the earlier request of this was ignored.

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

January 10, 2007

BY EMAIL TO cfletters@sec.gov
WITH COPIES BY COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: MeadWestvaco Corporation
Securities Exchange Act of 1934; Rule 14a-8

Ladies and Gentlemen:

This letter is submitted on behalf of our client, MeadWestvaco Corporation (the "Company"), in response to the January 5, 2007 letter from John Chevedden on behalf of William Steiner (the "Proponent") to the Securities and Exchange Commission (the "Commission") regarding a shareholder proposal and supporting statement (the "Proposal") submitted by the Proponent for inclusion in the Company's proxy materials for its 2007 Annual Meeting of Stockholders.

On December 29, 2006, we submitted a letter on behalf of the Company to request confirmation from the Staff of the Division of Corporation Finance of the Commission (the "Staff") that it would not recommend to the Commission that any enforcement action be taken if the Company excluded the Proposal from its 2007 Proxy Materials pursuant to Rules 14a-8(b) and 14a-8(f) of the Securities Exchange Act of 1934. On January 4, 2007, we submitted a supplemental letter (the "Supplemental Letter") to the Staff in response to Mr. Chevedden's first letter, dated January 2, 2007, to the Commission regarding the Request Letter.

Mr. Chevedden's latest letter raises no substantive legal arguments, and his citations are not on point for the same reasons we discussed in the Supplemental Letter. As stated in the Request Letter and reiterated in the Supplemental Letter, the Company sent a letter to Mr. Chevedden and the Proponent within 14 days of its receipt of the Proposal. The Company's letter complied in all respects with Staff Legal Bulletin 14B of September 15, 2004 as it (i) notified Mr. Chevedden of the Proponent's failure to provide documentary support that the Proponent satisfied the eligibility requirements of Rule 14a-8(b), (ii) detailed what the Proponent must do to remedy the defect, (iii) enclosed a copy of rule 14a-8 and (iv) explicitly stated that the Proponent must transmit his response to the Company's notice within 14 calendar days of receiving the Company's letter. *See, also, e.g., The St. Joe Company* (March 14, 2006) (permitting exclusion where shareholder responded with insufficient documentary support in response to the company's notice of defect notwithstanding that the proponent subsequently provided adequate support after learning of the company's no-action request).

Mr. Chevedden requested that he have the "last opportunity to submit material" with respect to the Proposal. We will not respond to further communications from him unless he raises a new substantive issue or argument.

If the Staff needs additional information, including with respect to Mr. Chevedden's letter, please do not hesitate to contact the undersigned at (212) 403-1228 or via fax at (212) 403-2228.

Very truly yours,

Elliott V. Stein

Attachments

cc: William Steiner
John Chevedden

[redacted]

From: CFLETTERS
Sent: Friday, January 12, 2007 9:08 AM
To: [redacted]
Cc: [redacted]
Subject: FW: MeadWestvaco Corporation (MWV) # 3 Shareholder Position on Company No-Action Request (William Steiner)

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Thursday, January 11, 2007 11:37 PM
To: CFLETTERS
Cc: John J. Carrara
Subject: MeadWestvaco Corporation (MWV) # 3 Shareholder Position on Company No-Action Request (William Steiner)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 11, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

MeadWestvaco Corporation (MWV)
3 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Poison Pill William Steiner

Ladies and Gentlemen:

This is a third response to the company December 29, 2006 no action request.
This MeadWestvaco no action request is very similar to the McGraw Hill Companies Inc. (MHP) no action request regarding the proposal by Kenneth Steiner. Mr. Elliott Stein submitted both no action requests.

The January 10, 2007 company letter says that the latest shareholder letter raises no substantive legal arguments but cites no specific grounds. Then the company says it followed some of the same notification steps as followed in another no action case where that particular company failed to prevail.

Then the company presents a new, but mismatching precedent, The St. Joe Company (March 14, 2006). This case seems to turn on a ³not dated² broker letter according to the St. Joe Company January 17, 2006 letter:
³Because the Schwab Letter was not dated, the Proponent has failed, following due and proper notice, to satisfy the procedural requirements of

Rule 14a-8(b)(2). The Schwab Letter does not verify that, at the time the Proposal was submitted, the Proponent continuously held the requisite amount of the Company's securities for at least one year. The Schwab Letter states merely that the Proponent continuously owned 64 shares of the Company's common stock from October 24, 2004 to the date of the Schwab Letter, which is unknown. Because the Schwab Letter references the Proponent's Œrequest of October 31, 2005,[1] it can be inferred that the letter was written on or after that date. However, it is impossible to discern from the Schwab Letter whether the Proponent held the requisite amount of the Company's securities continuously for at least one year as of December 13, 2005, the date of the Proposal's submission. Rather, at best the Schwab Letter confirms only that the Sierra Club held the requisite amount of the Company's securities from October 24, 2004 to an unspecified date after October 31, 2005. For this reason, the Schwab Letter does not meet the requirements of Rule 14a-8(b)(2).[2]

For the above reasons, and the previous reasons, it is respectfully requested that concurrence not be granted to the company. And if necessary an opportunity be granted to cure any defect in the broker letter as in Clear Channel Communications, Inc. (February 9, 2006). It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner
"John J. Carrara" <john.carrara@meadwestvaco.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 12, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: MeadWestvaco Corporation
Incoming letter dated December 29, 2006

The proposal relates to poison pills.

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. While it appears that the proponent provided some indication that he owned shares, it appears that he has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $ 2,000, or 1% in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, that MeadWestvaco failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in MeadWestvaco's request for additional information from the proponent. Accordingly, unless the proponent provides MeadWestvaco with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if MeadWestvaco omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Derek B. Swanson
Attorney-Adviser

END